UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

STRATAGENE CORPORATION

(Name of Issuer)

Common Stock, with a par value of $0.0001 per share

(Title of Class of Securities)

86269H107

(CUSIP Number)

D. Craig Nordlund

Senior Vice President, General Counsel and Secretary

Agilent Technologies, Inc.

Corporate Legal Department

5301 Stevens Creek Blvd.

Santa Clara, California  95051

(408) 553-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86269H107

1.	Names of Reporting Persons. Agilent Technologies, Inc. I.R.S. Identification Nos. of above persons (entities only) 77-0518772

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None

	8.	Shared Voting Power	13,136,300 shares of common stock (1)

	9.	Sole Dispositive Power	None

	10.	Shared Dispositive Power	None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,136,300 shares of common stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☒

13.	Percent of Class Represented by Amount in Row (11)		56.6% (2)

14.	Type of Reporting Person (See Instructions)		CO

(1) Represents 12,379,840 shares of outstanding issuer common stock and 756,460 shares of issuer common stock issuable upon exercise of outstanding options held by Joseph A. Sorge, M.D., Chairman and Chief Executive Officer of Stratagene Corporation (“Stratagene”) and certain other entities controlled by Mr. Sorge (together, the “Secuirtyholders”), who entered into a Voting Agreement dated April 5, 2007 with Agilent Technologies, Inc. (“Agilent”) obligating the Secuirtyholders to vote their shares in favor of adopting the Merger Agreement (as defined in Item 3) and related matters, and with respect to which the Secuirtyholders granted Agilent an irrevocable proxy granting Agilent the right to vote on their behalf in favor of such matters.  Agilent expressly disclaims beneficial ownership of any of the shares of Stratagene’s common stock subject to the Voting Agreement.

(2) Based on 22,471,395 shares of Stratagene’s common stock outstanding as of April 5, 2007, as represented by the issuer in the Merger Agreement.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.0001 per share, of Stratagene Corporation, a Delaware corporation (“Stratagene”).  The principal executive offices of Stratagene are located at 1101 North Torrey Pines Road, La Jolla, California 92037.

Item 2.	Identity and Background

(a) The name of the corporation filing this statement is Agilent Technologies, Inc., a Delaware corporation (“Agilent”).

(b) The address of Agilent’s principal office is 5301 Stevens Creek Blvd., Santa Clara, California 95051.

(c) Agilent provides bio-analytical and electronic measurement solutions to the communications, electronics, life sciences and chemical analysis industries.

(d) Neither Agilent nor, to Agilent’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Agilent nor, to Agilent’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) To Agilent’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except Koh Boon Hwee, who is a resident of Singapore.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Agilent as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

Stratagene entered into an Agreement and Plan of Merger, dated as of April 5, 2007 (the “Merger Agreement”), with Agilent and a wholly-owned subsidiary of Agilent (“Acquisition Sub”), pursuant to which Acquisition Sub will merge with and into Stratagene with Stratagene surviving the merger as a wholly-owned subsidiary of Agilent (the “Merger”).  Pursuant to the Merger, Agilent will acquire all of the outstanding common stock of Stratagene for $10.94 per share, in cash, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement.  As an inducement for Agilent to enter into the Merger Agreement and in consideration thereof, Joseph A. Sorge, M.D., J.A. Sorge Trust I, J.A. Sorge Trust II, J.A. Sorge Trust III, J.A. Sorge Trust IV, Joseph A. Sorge Charitable Remainder Trust dated December 26, 2002 and BioSenses Partners, L.P. (the “Securityholders”) entered into a Voting Agreement with Agilent, dated as of April 5, 2007 (the “Voting Agreement”), whereby they agreed to vote all of their shares of Stratagene common stock beneficially owned by the Secuirtyholders or acquired by the Secuirtyholders after the date of the Voting Agreement in favor of adopting the Merger Agreement and related matters, and with respect to which the Secuirtyholders granted Agilent an irrevocable proxy granting Agilent the right to vote on their behalf in favor of such matters.  Pursuant to the Voting Agreement, the Securityholders may sell or transfer shares of Stratagene common stock under certain limited circumstances, including sales of Stratagene common stock held by Dr. Sorge pursuant to the terms of the 10b5-1(c) Sales Plan between Dr. Sorge and Pacific Growth Equities, LLC dated as of June 8, 2006.  Agilent did not pay additional consideration to the Secuirtyholders in exchange for the Voting Agreement.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively.  These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Voting Agreement between Agilent and the Secuirtyholders and the related Merger and Merger Agreement.

The Merger Agreement provides that, at the effective time of the Merger, each outstanding share of Stratagene common stock will be converted into the right to receive $10.94 in cash, without interest.  In addition, each Stratagene vested option with an exercise price per share of Stratagene common stock that is less than $10.94 and that is issued and outstanding immediately prior to the effective time shall be converted into the right to receive an amount of cash, without interest, equal to the product of (i) the number of shares of Stratagene common stock subject to such Stratagene vested option multiplied by (ii) the difference between $10.94 and the exercise price per share of Stratagene common stock subject to such Stratagene vested option.

By executing the Voting Agreement, the Securityholders have (i) agreed to vote all of the shares of Stratagene common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement, including by means of exercise of stock options, in favor of adoption of the Merger Agreement and approval of the Merger contemplated thereby, including each other action, agreement and transaction contemplated by or in furtherance of the Merger Agreement, the Merger and the Voting Agreement; against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the other transactions contemplated by the Merger Agreement; and against approval of any Alternative Transaction (as defined in Article 1 of the Merger Agreement), and (ii) granted an irrevocable proxy to Agilent granting Agilent the right to vote such shares as specified in clause (i).  Pursuant to the Voting Agreement, the Securityholders may sell or transfer shares of Stratagene common stock under certain limited circumstances, including sales of Stratagene common stock held by Dr. Sorge pursuant to the terms of the 10b5-1(c) Sales Plan between Dr. Sorge and Pacific Growth Equities, LLC dated as of June 8, 2006.  The Securityholders may vote such shares on all other matters submitted to the Stratagene stockholders for their approval.  The Voting Agreement terminates upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) a Change of Recommendation (as defined in Article 1 and Section 5.2(d) of the Merger Agreement).

(c) In connection with the Merger, Stratagene entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Catalyst Assets LLC, a Delaware limited liability company of which Dr. Sorge is the sole member (“Catalyst”) dated as of April 5, 2007, pursuant to which, among other things, following the effective time of the Merger, Stratagene will sell, transfer and assign to Catalyst, certain assets (which include, among other things, certain patent rights, a parcel of real property owned by Stratagene located in Jackson, Wyoming, certain tangible assets located at the facility on such real property, and certain contractual arrangements and their related obligations) for an aggregate cash purchase price of $6,600,000, the appraised value of such assets.

Reference to, and descriptions of, the Asset Purchase Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Asset Purchase Agreement included as Exhibit 3 to this Schedule 13D.  This agreement is incorporated into this Schedule 13D where such reference and description appears.

(d) It is anticipated that upon consummation of the Merger, the officers and directors of Acquisition Sub shall become the officers and directors of Stratagene (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Merger described in Item 3 above and in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation of Stratagene will be amended and restated to conform to Exhibit A of the Merger Agreement and the Bylaws of Stratagene shall be amended and restated in their entirety to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Merger.

(h) – (i) If the Merger is consummated as planned, Stratagene common stock will cease to be listed on The NASDAQ Stock Market, Inc.’s Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreement, Agilent may be deemed to be the beneficial owner of 13,136,300 shares of Stratagene common stock.  This number of shares represents  approximately 56.6% of the issued and outstanding shares of Stratagene common stock based on the number of shares outstanding as of April 5, 2007 (as represented by Stratagene in the Merger Agreement).  Agilent disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Agilent as the beneficial ownership of such shares.

To Agilent’s knowledge, no shares of Stratagene common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

Agilent may be deemed to have shared voting power of the 13,136,300 shares of Stratagene common stock held by the Securityholders who entered into the Voting Agreement due to Agilent’s right  under the Voting Agreement to direct the voting of such shares with respect to matters specified therein (and to vote such shares in accordance with the proxy).  However, Agilest does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Stratagene stockholder with respect to such shares.

Information required by Item 2(a)-(c) with respect to each Securityholder who entered into the Voting Agreement with Agilent is set forth on Schedule B.  To Agilent’s knowledge, none of the Securityholders (i) has been convicted in a criminal proceed (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting  or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws during the last five years.  To Agilent’s knowledge, each of the individuals identified on Schedule B is a citizen of the United States.

(c) To Agilent’s knowledge, no transactions in Stratagene common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To Agilent’s knowledge, no person other than the Securityholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Voting Agreement are described under Items 3 and 4(a)-(b) above.  The Voting Agreement also applies to any shares of Stratagene common stock acquired by the Securityholders after the date of the Voting Agreement, including by means of exercise of stock options.  Pursuant to the Voting Agreement, the Securityholders may sell or transfer shares of Stratagene common stock under certain limited circumstances, including sales of Stratagene common stock held by Dr. Sorge pursuant to the terms of the 10b5-1(c) Sales Plan between Dr. Sorge and Pacific Growth Equities, LLC dated as of June 8, 2006.

Item 7.	Material to Be Filed as Exhibits
The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1

Agreement and Plan of Merger, dated April 5, 2007, by and among Agilent Technologies, Inc., Jackson Acquisition Corp. and Stratagene Corporation (incorporated by reference to Exhibit 2.1 to the Stratagene Corporation Current Report on Form 8-K (File No. 000-50786) filed on April 11, 2007).

2

Voting Agreement, dated April 5, 2007, by and between Agilent Technologies, Inc. and Joseph A. Sorge, M.D., J.A. Sorge Trust I, J.A. Sorge Trust II, J.A. Sorge Trust III, J.A. Sorge Trust IV, Joseph A. Sorge Charitable Remainder Trust dated December 26, 2002 and BioSenses Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Stratagene Corporation Current Report on Form 8-K (File No. 000-50786) filed on April 11, 2007).

3

Asset Purchase Agreement, dated April 5, 2007, by and between Stratagene Corporation and Catalyst Assets, LLC (incorporated by reference to Exhibit 10.2 to the Stratagene Corporation Current Report on Form 8-K (File No. 000-50786) filed on April 11, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2007	AGILENT TECHNOLOGIES, INC.

/s/ Marie Oh Huber
Marie Oh Huber
Vice President, Assistant General Counsel and Assistant Secretary

Schedule A

Directors and Executive Officers of Agilent Technologies, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Agilent Technologies, Inc. Except as indicated below, the business address of each person is c/o Agilent Technologies, Inc., 5301 Stevens Creek Blvd., Santa Clara, California 95051.

Board of Directors

James G. Cullen Retired President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon)	William P. Sullivan President and Chief Executive Officer, Agilent Technologies, Inc.

Paul N. Clark Former Chairman, President and Chief Executive Officer, ICOS Corporation	Robert J. Herbold Retired Executive Vice President of Microsoft Corporation

Koh Boon Hwee Chairman, DBS Group Holdings Ltd 6 Shenton Way, DBS Building Tower One Singapore 068809	Robert L. Joss Dean, Graduate School of Business, Stanford University 518 Memorial Way Stanford, California 94305

Heidi Kunz Executive Vice President and Chief Financial Officer, Blue Shield of California 50 Beale Street San Francisco, California 94105	David M. Lawrence, M.D. Retired Chairman Emeritus, Kaiser Foundation Health Plan, Inc., Kaiser Foundation Hospitals

A. Barry Rand Chairman Emeritus of Avis Group Holdings, Inc.

Executive Officers

Name	Title

William P. Sullivan	President and Chief Executive Officer

Adrian T. Dillon	Chief Financial Officer and Executive Vice President, Finance and Administration

Jean M. Halloran	Senior Vice President Human Resources

D. Craig Nordlund	Senior Vice President, General Counsel and Secretary

Chris van Ingen	President Life Sciences and Chemical Analysis

Schedule B

Parties to Voting Agreement with Agilent Technologies, Inc.

The following table sets forth the name and principal occupation or employment of each secuirtyholder of Stratagene that has entered into the Voting Agreement with Agilent in connection with the Merger Agreement, and the aggregate number of shares of Stratagene common stock held by each such securityholder as of April 16, 2007.  Except as otherwise indicated below, the business address of each securityholder set forth on this Schedule B is: c/o Stratagene Corporation, 1101 North Torrey Pines Road, La Jolla, California 92037.

Name	Shares Held as of April 13, 2007

Joseph A. Sorge, MD	9,857,089
(Chief Executive Officer and Chairman of Stratagene Corporation)

J.A. Sorge Trust I	319,753

J.A. Sorge Trust II	226,560

J.A. Sorge Trust III	319,753

J.A. Sorge Trust IV	226,560

Joseph A. Sorge Charitable Remainder Trust dated December 26, 2002	1,344,000

BioSenses Partners, L.P.	86,125

EXHIBIT INDEX

Exhibit No.	Title
1

Agreement and Plan of Merger, dated April 5, 2007, by and among Agilent Technologies, Inc., Jackson Acquisition Corp. and Stratagene Corporation (incorporated by reference to Exhibit 2.1 to the Stratagene Corporation Current Report on Form 8-K (File No. 000-50786) filed on April 11, 2007).

2

Voting Agreement, dated April 5, 2007, by and between Agilent Technologies, Inc. and Joseph A. Sorge, M.D., J.A. Sorge Trust I, J.A. Sorge Trust II, J.A. Sorge Trust III, J.A. Sorge Trust IV, Joseph A. Sorge Charitable Remainder Trust dated December 26, 2002 and BioSenses Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Stratagene Corporation Current Report on Form 8-K (File No. 000-50786) filed on April 11, 2007).

3

Asset Purchase Agreement, dated April 5, 2007, by and between Stratagene Corporation and Catalyst Assets, LLC (incorporated by reference to Exhibit 10.2 to the Stratagene Corporation Current Report on Form 8-K (File No. 000-50786) filed on April 11, 2007).